SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13(d)-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13(d)-2(a)

(Amendment No. 13)
______________________________

PARLUX FRAGRANCES, INC.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of class of securities)

701645103
(CUSIP number)

Richard J. Grossman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square, New York, New York 10036
                                        (212) 735-3000
(Name, address and telephone number of person authorized
to receive notices and communications)

                               December 23, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP No. 701645103	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON		Glenn H. Nussdorf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:		PF
	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	2,050,013
	8	SHARED VOTING POWER:	250,000
	9	SOLE DISPOSITIVE POWER:	2,050,013
	10	SHARED DISPOSITIVE POWER:	250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		2,300,013
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		11.1%
14	TYPE OF REPORTING PERSON:		IN

CUSIP No. 701645103	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON		Lillian Ruth Nussdorf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:		PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	250,000
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		1.2%
14	TYPE OF REPORTING PERSON:		IN

This Amendment No. 13 (“Amendment No. 13”) is being filed by and on behalf of Glenn H. Nussdorf (“Mr. Nussdorf”) and Lillian Ruth Nussdorf (“Ms. Nussdorf,” and collectively with Mr. Nussdorf, the “Nussdorfs”), and it amends the statement of beneficial ownership on Schedule 13D (the “Schedule 13D”) filed on September 7, 2006, as amended by Amendment No. 1 filed on September 27, 2006, Amendment No. 2 filed on September 27, 2006, Amendment No. 3 filed on October 17, 2006, Amendment No. 4 filed on November 21, 2006, Amendment No. 5 filed on December 22, 2006, Amendment No. 6 filed on January 10, 2007, Amendment No. 7 filed on January 26, 2007, Amendment No. 8 filed on February 7, 2007, Amendment No. 9 filed on August 11, 2011, Amendment No. 10 filed on September 7, 2011, Amendment No. 11 filed on October 31, 2011 and Amendment No. 12 filed on December 2, 2011 with respect to the ownership of common stock, par value $0.01 per share (“Common Stock”), of Parlux Fragrances, Inc. (“Parlux” or the “Company”).  Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D, as previously amended.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

On December 23, 2011, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Perfumania and PFI Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Perfumania ("Merger Sub").  Pursuant to the Merger Agreement, the Company will merge (the "Merger") with and into Merger Sub and become a wholly owned subsidiary of Perfumania.

In connection with the Merger Agreement and the transactions contemplated thereby, the Nussdorfs entered into a Voting Agreement with Perfumania, dated December 23, 2011 (the "Voting Agreement").  Pursuant to the Voting Agreement, the Nussdorfs agreed that until the expiration of the Voting Agreement, they would not, except as permitted by the Voting Agreement, transfer, assign, sell, gift-over, pledge or otherwise dispose of the shares of Common Stock that they beneficially own.  In addition, the Nussdorfs agreed that until the expiration of the Voting Agreement, the Nussdorfs would vote the shares of Common Stock they beneficially own (i) in favor of the Merger Agreement and the actions contemplated thereby and (ii) against any proposal made in opposition to or competition with, the Merger or any other transactions contemplated by the Merger Agreement, and (iii) against any acquisition or similar proposal from any party (other than the Merger Agreement) or any other action that is intended to, or could reasonably be expected to, impede or delay the Merger or the other transactions contemplated by the Merger Agreement.  Furthermore, the Nussdorfs have agreed to elect to receive stock consideration in the Merger as consideration for their shares of Common Stock.

The expiration of the Voting Agreement occurs upon the earliest to occur of (i) the date on which the Merger Agreement is terminated in accordance with its terms, (ii) the effective time of the Merger or (iii) the date upon which the Board of Directors of the Company has resolved to withdraw, modify or qualify and/or has withdrawn, modified or qualified its recommendation to stockholders in favor of the Merger Agreement in a manner adverse to Perfumania.

The foregoing description of the Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Voting Agreement which is attached hereto as Exhibit 99.10 and incorporated herein by reference.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following thereto:

The description of the Voting Agreement in Item 4 is incorporated herein by reference.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit 99.10	Voting Agreement, dated as of December 23, 2011 by and among Perfumania Holdings, Inc., Mr. Nussdorf and Ms. Nussdorf.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 27, 2011

/s/ Alfred R. Paliani
Glenn H. Nussdorf
By: Alfred R. Paliani, duly authorized under
previously filed Power of Attorney

/s/ Alfred R. Paliani
Lillian Ruth Nussdorf
By: Alfred R. Paliani, duly authorized under
previously filed Power of Attorney